January 5, 2016

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-0404

RE:    ONEOK, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 001-13643

ONEOK, Partners, L.P.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 001-12202

Dear Ms. Thompson:

In response to our phone conversation on December 15, 2015, we are providing additional information for the staff’s consideration regarding the gross revenue presentation for our percent of proceeds (POP) with fee contracts in the referenced filings of ONEOK, Inc. (“ONEOK”) and ONEOK Partners, L.P. (“ONEOK Partners”).

We believe our gross revenue presentation of the commodity sales related to our POP with fee contracts is proper based on the following indicators provided in ASC 605-45:

•
The Entity is the Primary Obligor in the Arrangement: For all of our commodity sales, we are solely responsible and obligated for fulfillment of the sales contract, including ensuring correct specifications, acceptability and measurement of the delivered commodities. In particular, we represent and warrant to our sales customers that our processed gas and NGLs meet the specific volume, temperature, quality and chemical specifications.

•
The Entity Has Latitude in Establishing Price: For substantially all of our sales contracts, we have latitude in determining the market location the products will be sold and thus the sales price or realized value. Sales are typically at an index price based on

ONEOK, Inc.
100 West Fifth Street
Tulsa, OK 74103
www.oneok.com

Ms. Jennifer Thompson
January 5, 2016

the market location. We solely negotiate the terms of the sales contracts; including any discount or premium to the market index.

•
The Entity Changes the Product or Performs Part of the Service: We physically change the products to meet the specifications required by our sales customers. We receive a comingled product or unprocessed natural gas stream from our suppliers that requires our gathering and processing services to physically change the raw natural gas into finished marketable commodities. The selling price of the individual commodities is greater as a result of our services, as the comingled hydrocarbon stream essentially has no marketable value.

•
The Entity Has Discretion in Supplier Selection: Each of our purchase and sale contracts is negotiated independently from the others. We have multiple suppliers. The unprocessed natural gas we purchase from producer customers is aggregated, and remains aggregated and comingled, as it is processed and subsequently sold to other third parties. We have discretion to select the producer customers that provide our supply of the unprocessed natural gas stream for processing into commodities and subsequent sale to downstream markets. We have the ability to shut in a producer (not take their supply) based on economic or operational reasons.

•
The Entity Is Involved in the Determination of Product or Service Specifications: For substantially all of the commodity sales related to our POP with fee contracts, we must determine and are solely responsible for meeting the product specifications required by the sales customer, such as the volume, temperature, quality and chemical specifications of the residue natural gas and NGL components,.

•
The Entity Has Credit Risk: We assume credit risk for the amount billed to our sales customers. We are solely responsible for selecting the counterparty to which the commodities are sold. In fact, many of our contracts specify that we are obligated to remit the agreed-upon percentage of the sales proceeds to our producer customer (supplier), regardless of whether or not we are able to collect the funds.

The other possible indicators of gross revenue presentation provided in ASC 605-45, “The Entity Has General Inventory Risk” and “The Entity Has Physical Loss Risk” are present for portions of our contracts, but not for others. We do not consider these indicators as substantial to our determination of gross versus net presentation.

The only indicator of net revenue presentation applicable to the commodity sales related to our POP with fee contracts under ASC 605-45 is “The Amount the Entity Earns is Fixed,” since there is a stated percentage of the commodity sales we retain as a portion of our compensation. We do not consider this a strong indicator, and certainly not strong enough to outweigh the other indicators described above supporting a gross revenue presentation.

Ms. Jennifer Thompson
January 5, 2016

As outlined above, six strong indicators are present for gross revenue presentation for commodity sales related to our POP with fee contracts. Our gross revenue presentation is also aligned with industry practice. Given this, we continue to believe our gross revenue presentation is proper for the commodity sales related to our POP with fee contracts.

Please contact me at (918) 588-7122, if you need clarification or additional information.

Sincerely,

/s/ Sheppard F. Miers, III
Sheppard F. Miers, III
Vice President,
Chief Accounting Officer

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